Filed pursuant to Rule 433

Registration File No. 333- 253078

Supplementing the Preliminary Prospectus

Supplement dated January 25, 2024

(To Prospectus dated February 12, 2021)

Comerica Incorporated

Pricing Term Sheet

$1,000,000,000

5.982% Fixed-to-Floating Rate Senior Notes Due 2030

January 25, 2024

Issuer:	Comerica Incorporated

Security Type:	SEC Registered Senior Notes

Expected Ratings*:	Moody’s: Baa1 (Negative); S&P: BBB (Stable); Fitch: A- (Negative)

Pricing Date:	January 25, 2024

Settlement Date**:	January 30, 2024 (T+3)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Comerica Securities, Inc.

Principal Amount:	$1,000,000,000

Maturity Date:	January 30, 2030

Reset Date:	January 30, 2029

Fixed Rate Period:	From and including the Issue Date to, but excluding, the Reset Date.

Floating Rate Period:	From and including the Reset Date to, but excluding, the Maturity Date

Interest Rate:

Fixed Rate Period: 5.982% per annum

Floating Rate Period: Compounded SOFR, determined as set forth under “Description of the Notes—Interest—Floating Rate Period” in the preliminary prospectus supplement dated January 25, 2024 (the “prospectus supplement”) plus 215.5 basis points.

Interest Payment Dates:	Fixed Rate Period: Each January 30 and July 30, commencing July 30, 2024 and ending on January 30, 2029 Floating Rate Period: April 30, 2029, July 30 , 2029, October 30, 2029 and at maturity.

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Benchmark Treasury:	3.750% UST due December 31, 2028

Benchmark Treasury Price and Yield:	98-24; 4.032%

Spread to Benchmark Treasury:	+195 bps

Yield to Maturity:	5.982%

Price to Public (%):	100.000%

Optional Redemption:

On or after July 30, 2024 (180 days after the issue date of the notes) and prior to January 30, 2029, the date that is one year prior to the maturity date (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•  (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming that the notes matured on their Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to but excluding the redemption date; and

•  (2) 100% of the principal amount of the notes to be redeemed,

plus, accrued and unpaid interest on the notes to be redeemed to but excluding the redemption date.

On January 30, 2029, the date that is one year prior to the maturity date, the Issuer may redeem the notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.

Notice of any redemption will be provided at least 10 but not more than 60 days before the Redemption Date to each holder of notes to be redeemed.

CUSIP/ISIN:	200340 AW7 / US200340AW72

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment therefor on or about January 30, 2024, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade such notes prior to the second business day prior to the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC or RBC Capital Markets, LLC can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829